BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2025 RESULTS TO
BE HELD ON AUGUST 1, 2025

CALGARY, ALBERTA (July 24, 2025) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) will release its second quarter 2025 financial and operating results after the close of markets on Thursday July 31, 2025. A conference call and webcast will be held on Friday August 1, 2025 to discuss the results:

Date:	Friday August 1, 2025

Time:	9:00 a.m. MST (11:00 a.m. EST)

Registration:	For Express Access and Calendar booking, visit our website to register at:
https://www.baytexenergy.com/investors/events-presentations

Dial-in:	If you prefer to speak with an operator, dial:
1-647-846-2449 (International)
1-833-821-2925 (North America Toll-Free)

Webcast Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=mLhH9WQY

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com for three months.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com